[STAAR Surgical Company letterhead]

January 6, 2010

Russell Mancuso
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549-6010

Via Facsimile and EDGAR Transmission

Re:	STAAR Surgical Company
Form 10-K for the Fiscal Year Ended January 2, 2009,
File No. 000-11634.

Dear Mr. Mancuso:

STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of October 21, 2009 with regard to the above-referenced report (the “Comment Letter”) and our letter of September 30, 2009 (the “Response Letter”) responding to the comment letter from Mr. Vaughan dated August 31, 2009 (collectively with the Comment Letter, the “Comment Letters”).  For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.

The Company intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended January 2, 2009 (the “Amendment”), which will include amended disclosures to address concerns raised in the Comment Letters.  Prior to our filing of the Amendment, we respectfully request that the staff review and respond to this letter.

Comment 1.  Please expand your response to prior comment 5 to tell us whether your principal executive and principal financial officers concluded that, as of the end of the period covered by your Form 10-K, your disclosure controls and procedures as defined in Rule 13a-15(e) were effective.

We confirm that our principal executive officer and principal financial officer concluded, as of the end of the period covered by our Form 10-K for the fiscal year ended January 2, 2009, that our disclosure controls and procedures were effective.  For purposes of this statement, the term “disclosure controls and procedures” means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

STAAR Surgical Company
January 6, 2010

The Company proposes to include the foregoing language in the Amendment.

Executive Compensation, page 54
Base Salaries, proxy statement page 20

Comment 2.  Regarding your response to comment 9:
•	Please clarify whether, and if so why, Mr. Caldwell’s salary changed, given that his employment agreement was amended in 2008;
•	Please explain with specificity how the factors that you cite in your response generated a raise for Ms. Andrews, and clarify how the amount of the raise was determined; and
•	Clarify the reason for the difference between Mr. Blickensdoerfer’s 2007 and 2008 salary after considering the additional compensation for services as Interim General Manager.

Salary of Chief Executive Officer.  Mr. Caldwell’s salary did not change in amount but in form of payment under the November 27, 2008 First Amendment to Executive Employment Agreement (the “First Amendment”).   Of the $400,000 total annual  salary amount, $100,000 was to be paid in the form of stock under the original Executive Employment Agreement dated November 27, 2007.  The First Amendment provided that Mr. Caldwell’s salary is payable in cash, but he may elect annually to receive any portion of this salary in the form of stock instead of cash.  This provision, as so amended, was unchanged in the Amended and Restated Executive Employment Agreement dated December 31, 2008.

The Compensation Committee authorized the change permitting Mr. Caldwell to make the election because the Committee had originally negotiated the $100,000 stock component with the intent that it would be fixed only in the first year of Mr. Caldwell’s service, and intended for any stock component to be at his election in subsequent years.  The First Amendment was entered into to bring Mr. Caldwell’s employment agreement into conformity with the Committee’s original intent.

Salary of Chief Financial Officer.  The 2007 salary increase for Ms. Andrews was $25,000, or 11% of her previous salary.  The 11% increase was deemed appropriate based on the consensus the Compensation Committee and the recommendation of the Chief Executive Officer, without any precise mathematical calculation.  The individual and corporate performance factors for fiscal year 2006 considered by the Committee in connection with Ms Andrews’ salary increase  - which were equally weighted and assigned no numerical value - were as follows:

•
the Company’s achievement of its cash objectives for 2006, in particular the reduction in cash burn by 87% in the second half of 2006 versus the first half, avoidance of the need for raising additional capital and avoiding the inclusion of a going concern qualification in the auditor’s report on the Company’s financial statements included in its Annual Report on Form 10-K for fiscal year 2006;

STAAR Surgical Company
January 6, 2010

•	Ms. Andrews’ assumption of responsibility for overseeing the Corporation’s U.S. operations;

•	the U.S. launch of the myopic ICL in January 2006;

•	increased sales worldwide;

•	improved prospects for the reversal of declining U.S. sales for cataract products;

•	the Company’s progress in several new product development projects; and

•
the maintenance of the Company’s compliance with the FDA’s quality system regulation and medical device reporting regulations following a period in which the Company received warning letters from the agency.

Salary of Mr. Blickensdoerfer.  In addition to the compensation Mr. Blickensdoerfer received for his added duties as Interim General Manager of the Company’s German subsidiary, Domilens, in 2008 Mr. Blickensdoerfer received an increase of approximately 4% in his salary as Vice President of International Sales (from 240,000 CHF to 250,000 CHF) as a result of the following factors with respect to the performance of his ongoing responsibilities at STAAR Surgical A.G., the Company’s subsidiary located in Nidau, Switzerland, during 2007.  These factors were equally weighted and assigned no numerical value:

•	annual sales from Nidau of $13.2 million, exceeding the $12.8 million target;

•	gross profit (Nidau) of 68.5%, exceeding the target of 62%;

•	strengthening of the customer service organization through new hires and training;

•	completion of a customer satisfaction survey;

•	strengthening the international sales organization in Asia through representative offices in China and Singapore;

•	41% growth in ICL/TICL sales, exceeding the 2007 strategic target of 35%;

•	increasing the Company’s academic presence with 17 presentations and four courses at the European Society of Cataract and Refractive Surgery;

•	strengthening the clinical group; and

•	recruitment and business expansion in India.

STAAR Surgical Company
January 6, 2010

Annual Cash Bonuses, proxy statement page 20

Comment 3.  Regarding your response to prior comment 10:
•	You should not require investors to piece together information from different parts of different filings to obtain the information that you are required to disclose per Regulation S-K Item 402(b).
•
Your disclosure should provide specific information regarding the goals that form the basis of compensation decisions. For example, when you mention a goal of “improving cash flow,” does that mean that any improvement in cash flow indicates that the goal has been achieved?

•	The second paragraph of your response is conclusory and does not provide the detailed analysis requested by the comment

Therefore, we reissue prior comment 10.

Corporate goals.  We acknowledge the Staff’s comment, and the Company will describe in the CD&A in the Amendment the corporate goals that form the basis of compensation decisions, notwithstanding their previous publication in any other filing of the Company.

Specific information regarding corporate goals.  We acknowledge the Staff’s comment, and the Company will provide specific information about corporate goals that form the basis of compensation decisions in the CD&A in the Amendment.

Specific information regarding corporate goals for 2008, and their effect on discretionary compensation paid to named executive officers in 2009, are discussed below in the response to Comment 4 under the heading “Grants of Plan Based Awards - Plan Based Awards to Named Executive Officers in fiscal year 2009.”  Included in the discussion is further detail on the example noted by the Staff regarding the degree of cash flow improvement that indicated achievement of the objective.  While the Company did not regard any improvement in cash flow as an achievement of its goal, it did regard a 55% reduction in use of cash and a trend that led to achieving and maintaining positive cash flow in fiscal year 2009 following several consecutive years of negative cash flows to be a significant achievement and a positive factor in compensation decisions.

Specific information regarding individual goals.  We acknowledge the Staff’s comment and agree that the Company will provide in the CD&A specific information about the individual  goals that formed the basis of compensation decisions.  Specific information regarding individual goals that formed the basis for stock awards to named executive officers in 2009 - the only discretionary compensation  paid to them in that year - is provided in the response to Comment 4 below.

Long-Term Equity Compensation, proxy statement 21

Comment 4. Please expand your response to prior comments 11 and 12 to provide specific information regarding how the factors you cite resulted in the specific number of plan-based awards that you paid to your named executive officers. Provide your response in the format of text that you would include in a Compensation Discussion and Analysis.

STAAR Surgical Company
January 6, 2010

Grants of Plan Based Awards

As a policy the Compensation Committee generally awards options to executive officers soon after they commence employment.  In making these initial grants, the Committee weighs the potential contribution of the executive to STAAR, but because the size of initial awards generally depends on the level necessary to attract the executive under prevailing market conditions, initial award amounts are negotiated by management in consultation with the Committee, then submitted to the Committee for approval.  In determining the size of any subsequent grants, the Committee generally takes into consideration STAAR’s and the officer’s performance, the officer’s level of responsibilities, competitive market practices, and the size and term of prior option grants.  These factors are guidelines, and the Committee ultimately exercises its discretion in determining whether to award options and the size of any award, and does not base awards on any fixed formula.

Plan-based Awards to Named Executive Officers in fiscal year 2008.

On January 8, 2008, the Committee granted to Barry Caldwell, President and Chief Executive Officer, an option to purchase 200,000 shares of common stock. This option was provided for in the Executive Employment Agreement in connection with his appointment as President and Chief Executive Officer on November 27, 2007, subject to approval by the Committee at its next regular meeting. This option was granted pursuant to the 2003 Plan, has an exercise price of $2.21 per share, and vests in equal installments on the first three anniversaries of November 27, 2007, the date when Barry Caldwell commenced employment, and has a term of ten years.

On November 14, 2008, Mr. Caldwell received 64,103 shares of restricted stock.  These shares were granted as a result of Mr. Caldwell’s election to take 25% of his salary ($100,000)  in the form of stock rather than cash during the second year of his employment with STAAR.  The shares vested in twelve equal monthly installments.  Mr. Caldwell’s election to receive stock in lieu of cash compensation is discussed in greater detail in the proxy statement under “Employment Agreements.”

On May 15, 2008, the Committee granted to Deborah Andrews an option to purchase 20,000 shares of Common Stock.  The Committee awarded the options to ensure that Ms. Andrews had sufficient incentives for future performance in the role of Chief Financial Officer because, of the 180,000 options she already held, all but 10,000 were priced too high to have significant value as incentives in the foreseeable future. The 20,000 options were granted pursuant to the 2003 Plan, have an exercise price of $2.91 per share, vest in three equal annual installments subject to continued service, and will expire on May 14, 2018.

On February 14, 2008 the Committee granted to Hans Blickensdoerfer, Vice President of International Sales, an option to purchase 50,000 shares of common stock, in recognition of the performance of STAAR’s international operations and his role in stabilizing the business of Domilens during his service as its Interim General Manager in 2007. These options were granted pursuant to the 2003 Plan, have an exercise price of $2.30 per share, vest in three equal annual installments subject to continued service, and will expire on February 13, 2018.

STAAR Surgical Company
January 6, 2010

Plan-based Awards to Named Executive Officers in fiscal year 2009.

In 2009, rather than granting equity compensation in the form of stock options, the Compensation Committee granted shares of common stock to STAAR’s executive officers both as an incentive for the recipients to continue their contributions to the success of the company and in recognition of 2008 performance in light of the suspension of all cash bonuses and salary increases for executives in 2009. The stock awards, which were granted on March 30, 2009, were intended to recognize that, notwithstanding the Committee’s decision to accept management’s recommendation to suspend cash bonuses and salary increases, and notwithstanding uncertain worldwide economic conditions that made conservation of cash a key priority, STAAR had made significant progress toward improved results across all business units and individuals had made outstanding achievements.  As a result, prior year performance, which would otherwise have served as a basis for cash bonuses, was instead used as a factor in granting stock awards in 2009.

In determining the stock awards the Committee considered both the overall performance of STAAR in pursuit of corporate goals and individual performance.  STAAR’s corporate goals for 2008 - and its achievement against them - were as follows:

•
Improving cash flow. STAAR significantly reduced its cash “burn” rate in 2008 as a result of rising margins and cost-cutting efforts.  Excluding results from STAAR Japan[1] (which was acquired during fiscal year 2008), STAAR reduced cash used in operations by 55% during fiscal year 2008 when compared to fiscal year 2007 and established a trend of decreasing cash usage.  STAAR had experienced several consecutive years of negative cash flow, and beginning at the end of fiscal year 2007 new initiatives were adopted to move more quickly back into the positive range.  While positive cash flow was not achieved until the second quarter of 2009, the 55% reduction in use of cash in 2008 and the trend to continued improvement was deemed by the Committee to have satisfied this objective.

Among the elements leading to the improved cash flow was a significant improvement in gross margins.  For the year, STAAR increased its gross margin to 55.6% percent over 49.3% for 2007. STAAR improved its gross margin in every quarter of 2008 except the fourth quarter.   From the first through fourth quarter of 2008 gross margin was 43.2%, 55.8%, 57.7% and 57.1% (including Japan).

__________________
[1]	Reconciling financial information has been furnished to the Commission in reports on Form 8-K.

STAAR Surgical Company
January 6, 2010

•
Increasing U.S. sales by reversing the decline in cataract sales and improving the growth of refractive sales.  The objective of an overall increase in U.S. sales in 2008 was not achieved, with an overall decline of 4% reported. Notwithstanding the overall decline, the Company believes it made significant progress against this objective by increasing U.S. refractive sales despite challenging market conditions, by reducing the rate of decline in cataract sales, and by introducing new cataract products that are expected to significantly increase average U.S. selling prices for cataract products.  In particular, in 2008 Visian ICL sales in the U.S. grew by 18% over the prior year, even though the overall market for refractive procedures declined by about 35% during the same period.  These results compare favorably to 2007 results, when U.S. refractive sales declined 4% over the prior year and total U.S. sales declined 17%.  While sales of cataract products in the U.S. continued to decline in 2008, the rate of decline decreased each quarter and management had refreshed the product line with several new products in release or soon to be released at the time of the grants, including three lenses for which the Centers for Medicaid and Medicare granted “New Technology IOL” status and enhanced reimbursement.  As a result, prospects for reversing the decline in U.S. cataract sales and overall U.S. sales had significantly improved.

•
Successfully integrating STAAR Japan. Early in fiscal year 2008 STAAR completed the acquisition of the remaining interests in its Japan-based joint venture, Canon Staar Co., Inc., which became a wholly owned subsidiary of STAAR operating under the name “STAAR Japan, Inc.”  STAAR’s management believes that the integration proceeded smoothly, with changes resulting from STAAR’s new ownership embraced by managers and employees of STAAR Japan.  During fiscal year 2008  STAAR Japan contributed $12.7 million in sales, exceeding STAAR’s goal of $12 million.

The Committee allocated approximately 300,000 shares of stock for the payment of stock awards based on the number of shares outstanding in the Company’s equity incentive pool and a determination that this level of compensation would be a meaningful recognition of 2008 corporate achievements and help retain and motivate valuable staff.   In allocating the shares among senior executives, including the named executive officers, the Committee used as guidelines the following factors, none of which predominated:

•	Achievement of individual objectives (as described in detail below)

•	Contribution to the achievement of corporate objectives

•	Level of management responsibility

•	Relative salary level and cash bonus potential

Award to CEO.  The Committee granted 60,000 shares of common stock to Mr. Caldwell in recognition of the Company’s progress in achieving its corporate goals for 2008 during his first year of leadership, in particular improving the company’s financial condition and increasing prospects for a turnaround of the U.S. business through substantially increased ICL sales and the refreshing of the cataract product line with newer, higher value products.   On the date of grant the stock had a value of $57,000.  While Mr. Caldwell’s Executive Employment Agreement provides that he may earn an annual cash bonus of up to 60% of his salary, or a potential $240,000, the 60,000 shares were the only discretionary compensation paid to him in 2009.

STAAR Surgical Company
January 6, 2010

Deborah Andrews.  The Committee granted 25,000 shares of common stock to Ms. Andrews based on STAAR’s progress in achieving its corporate goals and on the following individual factors:

•	improvements in the integration of STAAR’s global financial reporting functions, including post-acquisition reporting by STAAR Japan; and

•	her role in significantly reducing STAAR’s use of cash through cost-cutting and other measures.

On the date of grant the stock had a value of $23,750.  While Ms. Andrews’ Employment Agreement provides that she may earn an annual cash bonus of up to 40% of her salary, or a potential $100,000, the 25,000 shares are the only discretionary compensation paid to her in 2009 .

David Bailey.  The Committee granted 30,000 shares of common stock to David Bailey, President of International Operations, based on STAAR’s progress in achieving its corporate goals and on the following individual factors:

•	The results delivered by STAAR’s international business, which improved by 41% in 2008 over 2007 (including Japan).

•	An increase of 26.3% in international ICL sales.

•	His role in the integration of STAAR Japan, which was a key factor in overall international sales growth.

On the date of grant the stock had a value of $28,500.  While David Bailey’s Executive Employment Agreement provides that he may earn an annual cash bonus of up to 50% of his salary, or a potential 225,000 Swiss francs, the 30,000 shares are the only discretionary compensation paid to him in 2009.

Hans Blickensdoerfer.  The Committee granted 30,000 shares of common stock to Hans Blickensdoerfer, Vice President, International Marketing, based on STAAR’s progress in achieving its corporate goals and on the following factors:

•	The increase in sales through international distributors, which is under his management;

•	The continued expansion of the Visian ICL into new markets worldwide, which is also under his management.

STAAR Surgical Company
January 6, 2010

Reinhard Pichl.  The Committee granted 10,000 shares of common stock to Reinhard Pichl, Managing Director of Domilens Vertrieb fur medizinische Produkte, GmbH, based on STAAR’s progress in achieving its corporate goals, on Mr. Pichl’s assumption of the leadership role at Domilens following his appointment in October 2007, and his efforts to better integrate Domilens into STAAR’s global business.  On the date of grant the stock had a value of $9,500.  While Mr. Pichl’s employment agreement provides that he may earn an annual cash bonus of up to 30% of his salary, or a potential 54,000 euro, the 10,000 shares are the only discretionary compensation paid to him in 2009.

Summary Compensation Table, proxy statement page 24

Comment 5.  We note your response to comment 13; however, your table does not identify each perquisite and personal benefit by type. For example, the table at the top of page 25 indicates that Mr. Caldwell’s perquisites and benefits totaled $40,591, while the following table indicates only $27,780 in perquisites and benefits.  Instruction 4 to Regulation S-K Item 402(c)(2)(ix) requires that each perquisite and benefit, regardless of the amount, be identified when the value of all perquisites and benefits is $10,000 or more. We therefore reissue comment 13.

We acknowledge the staff’s comment and will include in the Amendment a table identifying each perquisite provided to a named executive officer and its value, regardless of the amount, when the value of all perquisites and benefits provided to the officer was $10,000 or more.

Grant of Plan-Based Awards, page 26

Comment 6.  Please reconcile your response to prior comment 14 with your statements on pages 19 and 20 that you establish at the beginning of each year objectives that can be measured, are obtainable but ambitious, and generate a target incentive amount.

The targets set through the management by objective (“MBO”) process in 2008, and their achievement, would have formed a basis for the payment of cash bonuses in 2009 (had they been paid), not the grant of plan-based awards.  In granting plan-based awards the Compensation Committee generally makes decisions based on the factors described on page 21 of the Proxy Statement, and not directly as a result of the achievement of pre-set objectives.

In 2009, the targeted cash bonuses that might otherwise have been generated by measurable achievement against objectives were not awarded.  Because of the decision not to grant cash bonuses, shares were issued as bonuses and, accordingly, achievement of corporate and personal objectives did form part of the basis for plan-based awards in the form of stock grants.  The relationship between the objectives and the shares granted is described in detail above in the response to Comment 4 under the caption “Plan-based Awards to Named Executive Officers in fiscal year 2009.”

STAAR Surgical Company
January 6, 2010

2008 Director Compensation, proxy statement page 31

Comment 7.  Regarding your response to prior comment 15:
•	Please tell us on what date you filed the proxy statement that related to the reelection of Don Bailey to a two-year term in 2006.
•	Reconcile the statements in your response regarding option grants on different dates and with different vesting times with footnote (3) on page 31 of your proxy statement.
•	The first two paragraphs under the caption “Don M. Bailey” on page 10 of your response indicate that Mr. Bailey received compensation for the fourth quarter of 2008 twice. Please clarify.
•	Please provide us the authority on which you rely for excluding from the table the amount earned in the fourth quarter of 2008.
•	Please tell us where you provided the disclosure required by the first sentence of the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

As a preliminary matter, we note that the table entitled “Director Compensation” on page 31 of the proxy statement lists in column (d) (“Option Awards”) the aggregate dollar amount recognized by STAAR pursuant to FAS 123R in fiscal year 2008 for all outstanding unvested options held by each director.  After further review of  Item 402(k) of Regulation S-K, the Company has determined that this column should have shown only the value of options granted to directors during the 2008 fiscal year.  Accordingly, the table should have listed in column (d) the amount of $30,355 for each independent director, reflecting the grant date fair value of the 20,000 options granted to each on May 15, 2008.  Data regarding aggregate option holdings would then be disclosed by footnote to the extent required by the Instruction to Item 402(k)(2)(iii) and (iv).  The Company proposes to include in the Amendment a revised Director Compensation table with the data presented in this manner.

Election of Don Bailey as Director.   The response to prior comment 15 was in error, in that Don Bailey’s previous term was for three years rather than two years.  Mr. Bailey was elected to the three-year term at the Annual Meeting of Stockholders held on May 19, 2005, as described in the Proxy Statement Supplement of the Company filed with the Commission on May 10, 2005.

Reconciliation of statements regarding vesting of options.  Footnote 3 on page 31 of the proxy statement, reporting May 15, 2009 as the vesting date for all option awards, is not correct as to the options granted in previous years that are included in column (d), and will be correct in the Amendment.

Director Compensation Paid in Fourth Quarters of  2007 and 2008.  Don Bailey made two elections to receive his director compensation in the form of stock, the first in the fourth quarter of 2007 and the second in the fourth quarter of 2008.  In each case, the substitution of stock compensation covered the quarter in which the election was made and the first three quarters of the subsequent year. In all cases, the stock vested in four equal installments based on each quarter of continuing service, vesting on the first day of the subsequent calendar quarter.  The first of the referenced paragraphs on page 10 of our prior response discusses the 4Q 2007 election to receive stock in lieu of cash from 4Q 2007 through 3Q 2008.  The second of the referenced paragraphs discusses the 4Q 2008 election to receive stock in lieu of cash from 4Q 2008 through 3Q 2009.

STAAR Surgical Company
January 6, 2010

Exclusion of compensation for the fourth quarter of 2008.  The table provided on page 31 of the proxy statement shows all cash and stock compensation paid to directors in 2008 and does not omit any compensation paid in the fourth quarter.  Don Bailey received no cash compensation in 2008 as a result of his election to receive stock in lieu of cash for the one year periods beginning in the fourth quarter of 2007 and in the fourth quarter of 2008.

Disclosure required by first sentence of the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).  As noted above, the dollar amounts listed in column (d) (“Option Awards”) of the table were the aggregate expense recorded by the Company pursuant to FAS 123R for all outstanding options held by each director during fiscal year 2008.  Once the table is corrected to show in column (d) only the grant date fair value of the 20,000 options granted to each independent director in fiscal year 2008, a footnote will provide the disclosure required by the first sentence of the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Equity Compensation Plan Information, proxy statement page 34

Comment 8.  We note your response to comment 17. Given that you are incorporating by reference information from the proxy statement into your outstanding registration statements, please tell us why you believe that it is appropriate to retain the introductory paragraph until a future filing.

We acknowledge the staff’s comment and will file the table without the introductory paragraph in the Amendment.

Exhibits, page 55

Comment 9. Regarding your response to comment 19, it is unclear why you believe that it is appropriate to retain the introductory paragraph until a future filing.  Please advise or revise.

We acknowledge the staff’s comment and will file the exhibit list without the introductory paragraph in the Amendment.

Comment 10.  Please expand your response to prior comment 21 to tell us the authority on which you rely to omit the contracts from your Form 10-K.  If the contracts were required to be filed with your 10-K, please tell us how you intend to correct the omission.

We acknowledge the staff’s comment and will file these as exhibits to the Amendment by incorporating by reference to our September 30, 2009 Form 8-K.

STAAR Surgical Company
January 6, 2010

Comment 11.  We note your response to comment 22. Based on the third sentence in your risk factor on page 20 regarding the effects of the loss of “any” single-source supplier, it is unclear why you conclude that the agreement is not material.  Please advise.

In light of the Staff’s comment we have reviewed our supplier relationships, and have concluded that any costs or reductions in sales from the loss of any such supplier would not result in material harm to STAAR’s business.  We have also determined that our agreements with suppliers have been entered into in the ordinary course of our business and are not individually material to our business.  Accordingly, STAAR will remove this language from its risk factors in future filings and does not believe that any of STAAR’s current agreements with suppliers needs to be filed pursuant to Item Item 601(b)(10) of Regulation S-K.

In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in each of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or questions, please contact me at 626-303-7902 or by facsimile at 626-358-3409.

Very truly yours,

/s/ Deborah Andrews
Deborah Andrews
Chief Financial Officer